FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

January 18, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 Fourth Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 18, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail :	Ehud@gk-biz.com
http://www.nova.co.il		Kenny@gk-biz.com

Nova Measuring Instruments provides 2004 Fourth Quarter Financial Outlook

The company expects revenues inline with previously provided guidance

Rehovot, Israel – January 18, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) announced that revenues for the fourth quarter of 2004 are in line with the guidance provided during the last quarter. The company expects revenues to grow year-over-year in excess of 30%, representing sequentially flat revenues compared with the revenues reported in the third quarter of 2004. This is in line with the guidance provided during the last quarter for the fourth quarter results.

With the growing usage of Integrated Metrology amongst manufacturers, Nova’s expansion into new market areas and as market leader with over 60% market share in the Integrated Metrology market, Nova believes it is will see growth in 2005.

For the first quarter of 2005, the company expects to maintain revenues at the fourth quarter 2004 level, representing year-over-year growth of around 20% compared with the first quarter of 2004. The conservative revenue growth rate is based on projections of the continuing slowdown in the industry and limited visibility in the market. However, it remains ahead of projections for the market as a whole.

A recent Dataquest report from January 2005 projects a 17.3% decline in the Wafer Fabrication Equipment (WFE) market for 2005 and 4.5% sequential quarterly decline for the first quarter of 2005.

Revenues in the fourth quarter of 2004 were across all of the company’s product lines. Over the coming year, the company still expects to see growth, driven primarily by its new products for copper CMP and Optical CD.

Final results for the fourth quarter 2004 will be released before the market opens on February 17, 2005, and will be discussed during the company’s scheduled conference call later that day.

Dr. Giora Dishon, President and CEO, commented: “Overall the year 2004 has been a very good year for the company with growth and profitability across all product lines. The last quarter market decline (-13.6% sequentially according to Dataquest’s January 2005 report) did pose a challenge for the company, and we are pleased that we were able to maintain our revenues at current levels as we guided last quarter. Looking forward towards 2005, we believe that despite the projected 17.3% WFE market decline, we will resume growth.”

About Nova
Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.